SECURITIES AND EXCHANGE COMMISSION

07001730

SEC MAIL PROCESSING SECTION RECEIVED JUN 29 2007 WASH, D.C. 190

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 16752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/06 (MM/DD/YY) AND ENDING 04/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H&R Block Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

719 Griswold Street, Suite 1700
(No. and Street)

Detroit	MI	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Mitchell (313) 628-1757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 09 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul L. Mozak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&R Block Financial Advisors, Inc., as of April 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULITA KAROL
Notary Public, State of Michigan
County of Wayne
My Commission Expires Feb. 23, 2009
Acting in the County of Wayne

Notary Public

Signature

VP Finance and Controller
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
H&R Block Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of H&R Block Financial Advisors, Inc. (the Company) as of April 30, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H&R Block Financial Advisors, Inc. as of April 30, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 22, 2007

H&R BLOCK FINANCIAL ADVISORS, INC.

Statement of Financial Condition

April 30, 2007

(Dollars in 000s)

Assets

Cash and cash equivalents	$	99,186
Special reserve account for benefit of customers – cash		329,000
Deposits with clearing organizations:		
Cash		3,521
U.S. Government and other securities – at market value		1,483
Receivables:		
Customers – less reserve for doubtful accounts of $2,292		363,508
Brokers, dealers, and clearing organizations		47,014
Receivables from employees – less reserve for doubtful accounts of $5,878		15,084
Other – includes receivables from affiliates of $1,023		14,924
Securities owned – at market value		11,534
Property and equipment – at cost less accumulated depreciation and amortization of $39,236		9,343
Exchange memberships and common stock in clearing organizations – at cost (market value $533)		469
Other assets		14,755
Total assets	$	909,821

Liabilities and Stockholder's Equity

Payables:		
Customers	$	547,605
Brokers, dealers, and clearing organizations		85,487
Drafts payable		36,781
Accounts payable and accrued expenses – includes payables to affiliates of $18,242		75,963
Securities sold, not yet purchased – at market value		155
Total liabilities		745,991
Commitments and contingencies (note 10)		
Stockholder's equity:		
Common stock (no par value. Authorized 10,000,000 shares; issued and outstanding 3,656,000 shares)		37
Additional paid-in capital		92,911
Retained earnings		70,882
Total stockholder's equity		163,830
Total liabilities and stockholder's equity	$	909,821

See accompanying notes to financial statements.

H&R BLOCK FINANCIAL ADVISORS, INC.

Statement of Financial Condition

April 30, 2007

(Dollars in 000s)

(1) Business

H&R Block Financial Advisors, Inc. (the Company) is a registered securities broker-dealer and is indirectly a wholly owned subsidiary of H&R Block, Inc. The Company engages in a securities brokerage business primarily for retail customers throughout the United States. It is also a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a member of the New York Stock Exchange, Inc. and other principal securities exchanges. The Company is also a registered investment adviser with the Securities and Exchange Commission.

Other products and services provided to customers include: money market funds, with sweep provisions for settlement of customer transactions; fixed income products; mutual funds; margin accounts; checking privileges; option accounts; account access/review via the Internet; dividend reinvestment; on-line trading; fee-based accounts; accounts with cash management features; professionally managed accounts; individual retirement accounts; and investment research.

(2) Significant Accounting Policies

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Proprietary transactions are reflected on the statement of financial condition on a trade-date basis. Customer transactions are recorded on the statement of financial condition on a settlement-date basis.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. The Company is required, in the event of the nondelivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses.

Securities owned and securities sold, not yet purchased are carried at market value. Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities. The Company will be obligated to acquire the necessary securities at prevailing market prices in the future to satisfy this obligation.

Securities purchased under agreements to resell (resale agreements) are accounted for as collateralized financings and are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. It is the Company's policy to take possession of securities, subject to resale agreements. The market value of the securities is determined daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contracts.

Depreciation of equipment and amortization of software are recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the improvement or the remaining life of the lease, whichever is shorter.

(Dollars in 000s)

The Company is included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for H&R Block, Inc. and subsidiaries. In states where combined/unitary returns are not filed, the Company directly files its own income tax returns.

Nonsegregated highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. At April 30, 2007, the Company had $9.2 million in money market fund investments, which are included in cash and cash equivalents on the statement of financial condition.

Certain fees are received quarterly or annually but are recognized as earned on a monthly basis.

In September 2006, Statement of Financial Accounting Standards No. 157, *Fair Value Instruments* (SFAS 157), was issued. The provisions of this standard include guidelines about the extent to which companies measure assets and liabilities at fair value, the effect of fair value measurements on earnings, and establish a fair value hierarchy that prioritizes the information used in developing assumptions used when valuing an asset or liability. The provisions of this standard are effective as of the beginning of our fiscal year 2009. We are currently evaluating what effect the adoption of SFAS 157 will have on our statement of financial condition.

In June 2006, FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), was issued. The interpretation requires that a tax position meet a "more-likely than-not" recognition threshold for the benefit of the uncertain tax position to be recognized in the financial statements and provides guidance on the measurement of the benefit. The interpretation also requires interim period estimated tax benefits of uncertain tax positions to be accounted for in the period of change rather than as a component of the annual effective tax rate. The provisions of this standard are effective as of the beginning of our fiscal year 2008. We are currently evaluating what effect the adoption of FIN 48 will have on our statement of financial condition.

(3) Special Reserve Account for Benefit of Customers

Cash has been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

(Dollars in 000s)

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at quoted market values at April 30, 2007 are as follows:

		Securities owned	Securities sold, not yet purchased
Various fixed income securities (including preferred stock)	$	3,599	106
Municipal securities		5,784	—
Equity securities		2,090	49
U.S. government and agency securities		61	—
Total	$	11,534	155

(5) NYSE Group and Exchange Memberships

On March 7, 2006, the New York Stock Exchange (NYSE) merged with Archipelago Holdings, Inc. (Archipelago) to form NYSE Group, Inc. (NYSE Group). As an owner of one NYSE membership, the Company received $0.4 million and 80,177 shares of NYSE Group. The shares are subject to certain restrictions, which expire over a three-year period ending March 7, 2009. In May 2006, NYSE Group completed a secondary distribution and the Company sold 51,900 shares at a price of $60.27 per share, including shares included in the underwriters' over-allotment option. The amount recorded for these shares is determined on a good-faith basis by management and included in "Equity securities" in note (4) above. The Company is now required to purchase trading licenses through a modified Dutch auction process every year in order to receive the right to trade securities on the floor of the exchange.

(6) Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are collateralized substantially by customers' securities held, which are not reflected on the statement of financial condition.

(7) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances and are generally collected within 30 days. As of April 30, 2007, the Company had pledged customer-owned securities totaling $47.0 million with a clearing organization to satisfy margin deposit requirements of $35.6 million.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

(Dollars in 000s)

At April 30, 2007, receivables from and payables to brokers, dealers, and clearing organizations are composed of the following:

Receivables:		
Deposits for securities borrowed	$	40,339
Securities failed to deliver		3,508
Clearing organizations		3,167
	$	47,014
Payables:		
Deposits for securities loaned	$	78,769
Securities failed to receive		4,693
Clearing organizations		2,025
	$	85,487

(8) Stock Borrow and Loan Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. Securities loaned represent securities owned by customers, which were purchased on margin and have been loaned to other broker-dealers. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted as required for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

(9) Company Owned Life Insurance

The Company invests in cash value life insurance as a means of offsetting market fluctuations in certain liabilities. As of April 30, 2007, the cash surrender value of this life insurance was $11.7 million and is included in other assets.

(10) Lines and Letters of Credit, Commitments, and Contingencies

The Company has a $300 million line of credit from Block Financial Corporation, a subsidiary of H&R Block, Inc., with an expiration date of April 22, 2008. As of April 30, 2007, the Company had a $50 million secured line of credit and a separate $1 million line of credit with a financial institution, both of which have no stated expiration date. There were no outstanding balances on these lines of credit as of April 30, 2007.

(Continued)

(Dollars in 000s)

The Company leases office facilities over varying periods extending to 2014. As of April 30, 2007, the Company's approximate minimum annual rental commitments under noncancelable operating leases are as follows:

Fiscal year ended:		
2008	$	18,273
2009		15,609
2010		11,515
2011		7,286
2012		5,724
Thereafter		6,068
	$	64,475

Certain of the office leases contain renewal options ranging from one to five years. The office leases generally provide for rent escalation from increased assessments for real estate taxes and other charges.

The Company is a defendant and respondent in a number of civil actions, arbitrations, regulatory inquiries, and putative class actions arising out of its business as a broker-dealer. The Company believes it has meritorious defenses against these claims and intends to assert them vigorously. The amounts asserted in these claims are substantial in some instances, and the ultimate liability with respect to such litigation is difficult to predict. While management cannot provide assurance the Company will ultimately prevail in each instance, management believes that amounts, if any, required to be paid by the Company in the discharge of liabilities or settlements will not have a material adverse affect on the Company's financial position. In accordance with appropriate accounting standards, the Company has accrued for certain matters.

On March 15, 2006, the New York Attorney General filed a lawsuit in the Supreme Court of the State of New York; County of New York (Index No. 06/401110) entitled *The People of New York v. H&R Block, Inc. and H&R Block Financial Advisors, Inc.* The complaint alleged fraudulent business practices, deceptive acts and practices, common law fraud and breach of fiduciary duty with respect to the Express IRA product. The complaint sought equitable relief, disgorgement of profits, damages and restitution, civil penalties and punitive damages. This complaint was dismissed without prejudice on November 29, 2006. On December 18, 2006 a Second Amended Complaint was filed by the New York Attorney General alleging essentially the same claims with respect to Express IRA sales, and alleging additionally that the Company had wrongfully delegated, and failed to monitor, the marketing and distribution of the Express IRA product. A number of civil actions were filed subsequent to the commencement of the New York Attorney General complaint referenced above against H&R Block Inc. and the Company concerning the matter, the first of which was filed on March 17, 2006. All of the civil actions pending in federal court have been consolidated for purposes of pretrial proceedings by the panel for Multi-District Litigation into a single action styled *In re H&R Block, Inc. Express IRA Marketing Litigation* in the United States District Court for the Western District of Missouri. We intend to defend these cases vigorously, but there are no assurances as to their outcome.

(Continued)

(Dollars in 000s)

The NASD brought charges against the Company regarding the sale by the Company of Enron debentures in 2001. The hearing for this matter is scheduled to continue in July and August, 2007. We intend to defend the NASD charges vigorously, although there can be no assurances regarding the outcome and resolution of the matter.

(11) Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires the Company to maintain net capital equal to the greater of $1.0 million or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or 120% of the minimum net capital required. At April 30, 2007, the Company had net capital of $122.0 million, which was 27.82% of aggregate debit items, and exceeded its minimum required net capital of $8.8 million by $113.3 million.

(12) Income Taxes

In accordance with the intercompany tax-sharing agreement, the Company calculates its tax expense on a separate-company basis, except that the total amount of taxes payable or receivable, both current and deferred, is settled with H&R Block, Inc. on a current basis. Accordingly, no deferred tax assets or liabilities are recorded by the Company.

(13) Related-Party Transactions

Except as discussed in other notes to this statement of financial condition, summarized below are relevant related-party transactions.

Directors, officers, and associates of the Company and affiliated companies maintain cash and margin accounts with the Company and execute securities transactions through the Company in the ordinary course of business.

Certain future rental commitments (see note 10) represent amounts payable to other affiliates under various operating leases covering branch offices and equipment. The leases to related parties provide for aggregate monthly rental payments of approximately $0.4 million. The Company is obligated to pay utilities, real estate taxes, and other occupancy expenses under these leases.

The Company pays a royalty of 2% of its total revenues to H&R Block Services, Inc. for the use of the H&R Block name.

During fiscal year 2007, the Company paid a dividend of $11.0 million to HRB Financial Corporation, the Company's direct parent.

At April 30, 2007, the Company had a net payable to H&R Block, Inc. of $17.1 million, and a net payable to other affiliates of $0.1 million. All of these balances were for general operating expenses.

(Continued)

(Dollars in 000s)

Receivables from employees represent recruitment loans provided to qualified financial advisors. The loan recipients are contractually obligated to make annual installments of principle and interest. The average term of the loans is between 4 and 5 years, and they generally include a provision for the acceleration of payments if the employment relationship is ended.

(14) Estimated Fair Values of Financial Instruments

The fair value of all financial instruments other than securities, reflected on the statement of financial condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations, and customers), approximates the recorded value due to the short-term nature of the financial instruments.

(15) Employee Benefit Plans

Employees 21 years of age and older are eligible to participate in H&R Block's Retirement and Savings Plan on a voluntary basis. The Company matches the employees' contributions up to 5% of compensation. Contributions made by the Company vest immediately. For the fiscal year ended April 30, 2007, the Company's matching contributions totaled $6.1 million.

The Company has established a deferred compensation plan for the benefit of certain management or highly compensated employees. Income deferred by plan participants is not matched by the Company. The Company, in its sole discretion, may make Company contributions to any participant's account. Company contributions vest no later than four years from the date credited to the account.

(16) Fee Based Accounts

In March 2007, the U.S. Court of Appeals in the matter of *The Financial Planning Association v. Securities and Exchange Commission* vacated a SEC rule regarding certain fee based products currently offered by broker-dealers. The Company is registered as both a broker-dealer and an investment adviser and as a result of the ruling will be transitioning individual clients in certain fee in lieu of commission products to a commission-based or alternative brokerage account, or to investment adviser accounts. As of April 30, 2007, the Company had approximately $2.9 billion of assets under management. During the process of converting these accounts, the Company has risks in advisor retention, client retention, product pricing, and related production revenues.

END